[Graphic omitted] Ahold                                        Press Release

                                                               Royal Ahold
                                                               Public Relations


                                                      Date:    June 30, 2003
                                      For more information:    +31 75 659 57 20


Ahold provides bank syndicate with audited 2002 financial report for Stop & Shop

Zaandam, The Netherlands, June 30, 2003 - Ahold today announced that, on Monday June 30, 2003, it provided its syndicate of banks with the audited 2002 financial report for U.S. supermarket subsidiary, Stop & Shop.

Delivering audited 2002 financial statements for Stop & Shop no later than June 30, 2003, was a condition of the Euro 2.65 billion credit facility announced on March 5, 2003.

These conditions also include the delivery of audited consolidated 2002 financial statements for Ahold no later than August 15, 2003.



Ahold Corporate Communications: +31.75.659.57.20
















                                              Albert Heijnweg 1, Zaandam
                                              P.O. Box 3050, 1500 HB  Zaandam
                                              The Netherlands
                                              Phone:  +31 (0)75 659 5720
http://www.ahold.com                          Fax:    +31 (0)75 659 8302